NEWS RELEASE

Yamana Gold to List on the New York Stock Exchange

Toronto, Ontario, December 21, 2006 - Yamana Gold Inc. (Yamana) (TSX:YRI; AMEX:AUY; LSE (AIM):YAU) is pleased to announce that it has received approval to list its common shares on the New York Stock Exchange (NYSE) with trading scheduled to commence on January 12, 2007 under the ticker symbol AUY. To commemorate the listing, Peter Marrone, President and Chief Executive Officer of Yamana, will ring the opening bell at the NYSE on January 12, 2007.

“We are very pleased to have Yamana listed on the NYSE,” said Peter Marrone. “Yamana has matured to become a pre-eminent intermediate gold producer and the listing on the NYSE is part of our overall growth strategy for this company.”

The NYSE is the world’s largest equities market with more than 3,000 listed companies with a total market capitalization of 12 trillion dollars.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold and copper gold development stage properties, exploration properties, and land positions in Brazil, Argentina and Central America. Yamana expects to produce gold at intermediate company production levels in 2006 in addition to significant copper production by 2007. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in Latin America.

For further information, contact

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com	Leslie Powers Director, Investor & Public Relations (416) 815-0220 E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.